EXHIBIT 12.1

Statements Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Nine months ended September 30,	Year ended December 31,
	2011	2010	2009	2008	2007	2006
Income (loss) before income taxes	$(20,993)	$(68,729)	$6,277	$(45,628)	$(12,326)	$(51,841)
Fixed charges	3,352	2,423	6,973	9,091	13,436	14,868
Earnings as defined	$(17,641)	$(66,306)	$13,250	$(36,537)	$1,110	$(36,973)
Fixed charges:
Interest expense	$1,818	$385	$4,651	$6,670	$11,322	$12,890
Amortization of debt issuance costs	___	___	237	332	263	42
Estimated interest component of rent expense	1,534	2,038	2,085	2,089	1,851	1,936
Total fixed charges	$3,352	$2,423	$6,973	$9,091	$13,436	$14,868
Ratio of earnings to fixed charges	N/A	N/A	1.9	N/A	N/A	N/A